SIDLEY AUSTIN
SIDLEY

LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

Carrie.li@sidley.com
(852) 2509-7886

BEIJING
BRUSSELS
CHICAGO
DALLAS
FRANKFURT
GENEVA
HONG KONG
LONDON
LOS ANGELES
NEW YORK
SAN FRANCISCO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
WASHINGTON, D.C.

FOUNDED 1866

[redacted]

08001893

SEC Mail Processing
Section

APR 07 2008

Washington, DC
110

Our Ref: 19160-10100

April 2, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

Attn: 1934 Act Filing Desk

SUPPL

Dear Sir or Madam:

We represent Tingyi (Cayman Islands) Holding Corp. ("Tingyi"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Tingyi's exemption file number is 82-34910.

Enclosed please find an announcement which Tinyi is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Carrie Li

PROCESSED
APR 22 2008
THOMSON
FINANCIAL

4/21

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 322)

APPOINTMENT AND RESIGNATION OF DIRECTORS

The Board of Directors (the "Board") of Tingyi (Cayman Islands) Holding Corp. (the "Company") announces the following changes to directorships of the Company with effect from 1 April 2008:

1. Mr Michio Kuwahara has been appointed as an Independent Non-Executive Director; and

2. Mr Kazuo Ogawa resigned as an Independent Non-Executive Director.

Appointment of Independent Non-Executive Director

The Board announces that Mr Michio Kuwahara has been appointed as an Independent Non-Executive Director of the Company with effect from 1 April 2008. Mr Kuwahara will also be appointed a member of the audit committee, the remuneration and the nomination committee of the Company.

Mr Kuwahara, aged 60. He is the Senior Executive Vice President of Marubeni Corporation and Adviser to the President of the Living Essentials Group. After graduating from Tokyo University of Foreign Studies in 1972, he joined Marubeni Corporation and worked in the corporation for over 36 years. He has been in charge of Transportation Machinery Division and Industrial Machinery & Information Business Division and has acted as the President and CEO of Marubeni America Corporation.

As at the date of this announcement, Mr Kuwahara does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. He has not held any directorship nor has he held any senior management positions in listed public companies in the last three years preceding from the date of this announcement. Mr Kuwahara does not have any relationship with any director, senior management or substantial or controlling shareholder of the Company.

There is no service contract entered into between the Company and Mr Kuwahara. His emoluments will be determined by the Board of the Company. He shall hold office until the next annual general meeting of the Company and thereafter be subject to retirement by rotation and re-election in accordance with the articles of association of the Company.

In relation to the appointment of Mr Kuwahara as an Independent Non-executive Director of the Company, there is no information which is discloseable nor is/was he involved in any of the matters required to be disclosed pursuant to any of the requirements of the provisions under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, and there is no other matter which needs to be brought to the attention of the shareholders of the Company.

Resignation of Independent Non-Executive Director

The Board announces the resignation of Mr Kazuo Ogawa, as an Independent Non-Executive Director of the Company due to personal reasons with effect from 1 April 2008.

Mr Ogawa confirmed that there is no matter of disagreement with the Board or issue which needs to be brought to the attention of The Stock Exchange of Hong Kong Limited and the shareholders of the Company in respect of his resignation.

The Board would like to take this opportunity to welcome Mr Kuwahara to the Board and wishes to express its sincere gratitude to Mr Ogawa for his valuable contributions towards the Company during his tenure of office.

As at the date of this announcement, the executive directors of the Company are Wei Ing-Chou, Takeshi Ida, Ryo Yoshizawa, Wei Ying-Chiao, Wu Chung-Yi and Junichiro Ida; and the independent non-executive directors of the Company are Hsu Shin-Chun, Lee Tiong-Hock and Michio Kuwahara.

By Order of the Board
Wei Ing-Chou
Chairman

Hong Kong, 1 April 2008

* *For identification purposes only*

Website: http://www.irasia.com/listco/hk/tingyi

SIDLEY AUSTIN
SIDLEY

LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

Carrie.li@sidley.com
(852) 2509-7886

BRUSSELS
CHICAGO
DALLAS
FRANKFURT
GENEVA
HONG KONG
LONDON

NEW YORK
SAN FRANCISCO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
WASHINGTON, D.C.

FOUNDED 1866

SEC Mail Processing
Section

APR 07 2008

Washington, DC
110

Our Ref: 19160-10100

April 3, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent Tingyi (Cayman Islands) Holding Corp. ("Tingyi"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Tingyi's exemption file number is 82-34910.

Enclosed please find an announcement which Tinyi is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Carrie Li

HK1 396903v.11

康師傅控股有限公司 *

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code : 322)

ANNOUNCEMENT ABOUT THE REASON FOR THE RESIGNATION OF DIRECTOR

The Board of Directors (the "Board") of Tingyi (Cayman Islands) Holding Corp. (the "Company") further announces that Mr Kazuo Ogawa resigned as an Independent Non-Executive Director of the Company as he decided to retire from works because of age.

With reference to the Company's announcement dated 1 April 2008, the Board of the Company further announces that Mr Kazuo Ogawa resigned as an Independent Non-Executive Director of the Company as he decided to retire from works because of age.

As at the date of this announcement, Executive Directors of the Company are Wei Ing-Chou, Takeshi Ida, Ryo Yoshizawa, Wei Ying-Chiao, Wu Chung-Yi and Junichiro Ida; the Independent Non-Executive Directors of the Company are Hsu Shin-Chun, Lee Tiong-Hock and Michio Kuwahara.

By order of the Board
Ip Pui Sum
Company Secretary

Hong Kong, 2 April 2008

* For identification purposes only

Website: http://www.irasia.com/listco/hk/tingyi

END